EXHIBIT D
                                                                       ---------
                                 Vicuna Advisors LLC

Press Release

April 15, 2002
Contact: Ken Cooper
  Managing Member
  (212) 499-2940

         Vicuna To Vote Against ESG Re Limited 2002 Stock Incentive Plan

NEW YORK, NY - Vicuna Advisors LLC and its related entities (Vicuna) announced today that it will vote against management proposal #3 on the proxy statement of ESG Re Limited (ESG), filed by ESG with the Securities and Exchange Commission in connection with ESG's annual general meeting of shareholders scheduled for May 6, 2002. This proposal seeks to approve a new stock incentive plan to replace ESG's existing stock option plan, under which "only 294,929 shares remain for grant" (emphasis added). Vicuna believes that, in light of ESG's failure to improve consistently weak operating performance and articulate a plan by which ESG can earn a reasonable return on equity, ESG should not be granting new stock options in addition to options for the 2,315,409 common shares already outstanding as of December 31, 2001.

"We believe that the stock options granted to date have been excessive in light of ESG's dismal performance," said Joshua G. Welch, Managing Member of Vicuna, which owns 1,082,500 shares of ESG. ESG had options for 2,315,409 common shares, representing over 19.5% of the 11,831,063 common shares issued and outstanding as of December 31, 2001. Two years ago ESG had options for 1,440,503 common shares outstanding. In addition to option grants, members of management and directors of ESG have been granted 656,400 shares of restricted stock as compensation over the past two years. During this period, according to ESG's public filings, book value per share declined from $15.24 to $8.03.

Mr. Welch also said, "We believe that salaries and benefits, combined with options and restricted stock, are already sufficiently generous. If members of management and directors of ESG are excited about ESG's prospects they can acquire shares in the public market at less than 50% of stated book value per share. In addition, management can reallocate outstanding options or work within the existing compensation plans."

Vicuna's vote is the result in part of ESG's history of compensation for John C. Head, III, ESG's Chairman and former CEO that, in Vicuna's view, has been excessive. Effective January 1, 2001, Mr. Head entered into a subsequent employment contract to act as CEO on a part-time basis. The compensation payable under this contract included a salary of $650,000 in cash and the granting of 475,000 stock options (amounting to 4% of ESG's common shares outstanding), in addition to other benefits. On January 31, 2001 ESG announced that Mr. Head would resign as CEO in May 2001. Notwithstanding the resignation, Mr. Head retained his stock options. Mr. Head is presently Chairman of the Compensation Committee of the Board of Directors of ESG.

Vicuna also announced today that it will vote for proposal #4 on ESG's proxy statement, which is the shareholder proposal submitted by Vicuna requesting that ESG's Board of Directors take the necessary steps to establish a performance-based senior executive compensation system that focuses the five most highly-paid members of management, including ESG's Chairman, on advancing the long-term success of ESG.

"We believe that the compensation system to date has failed to track ESG's financial performance, and has rewarded management for miserable results," said Mr. Welch. "Requiring a performance-based compensation system is essential to protect all stockholders' interests."

According to ESG's April 1, 2002 proxy statement, $100 invested in the company on January 1, 1998 was worth approximately $24 four years later. The same $100 invested in two benchmarks selected by ESG in its proxy statement appreciated to $133.26 and $115.16, respectively.

Vicuna is a New York-based private investment partnership.